Exhibit 99.1

UroGen Pharma Strengthens Management Team with the Appointment of Stephen Mullennix as Chief Operating Officer

Ra’anana, Israel, and New York, NY, February 14, 2018 - UroGen Pharma Ltd. (Nasdaq:URGN), a clinical-stage biopharmaceutical company developing treatments to address unmet needs in the field of urology, with a focus on uro-oncology, today announced the appointment of Stephen Mullennix as Chief Operating Officer with overall responsibility for the Company’s operations. Mr. Mullennix will join the senior management team and will report to Ron Bentsur, UroGen’s Chief Executive Officer.

“I am delighted to have Stephen join our team as we continue to advance our product candidates through the regulatory approval process,” said Mr. Bentsur. “Stephen’s deep experience in building commercial enterprises with breakthrough technology, unique operational perspective and overall knowledge as an investment and finance professional will drive value as UroGen continues to execute on its strategic vision.”

“I am excited to work with the UroGen team to build a commercial enterprise that will support the Company’s critical mission to advance treatments in uro-oncology around the world,” said Mr. Mullennix.

Mr. Mullennix is a seasoned executive with deep experience in growth enterprises’ operations and finance, private equity and corporate finance, and the deployment of breakthrough technologies in highly regulated industries. Mr. Mullennix previously served as Chief Financial Officer and Senior Vice President of Operations for SolarReserve, LLC, a global power company that commercialized a breakthrough technology allowing for utility-scale generation and storage of solar power. Prior to SolarReserve, Mr. Mullennix served as a Managing Director at US Renewables Group, a private equity investment fund with more than $750 million of assets under management, Associate Vice President at AECOM Technology Company (NYSE:ACM), and a Co-Founder of Ennix Incorporated, a family wastewater business which serves small municipalities. Mr. Mullennix has been a leader of teams that have won significant awards, including Commercial Application of the Year from Platts Global Energy Awards 2016, Rising Star Company from Platts Global Energy Awards 2015, Acquisition International Business Excellence 2015 Award, and Deloitte Technology Fast 500 2014 #1 Fastest Growing Cleantech Company.

Mr. Mullennix earned a Master of Business Administration (with Honors) from the Anderson School at University of California Los Angeles. He holds a Bachelor of Arts degree in Economic Geography from Dartmouth College where he graduated Phi Beta Kappa and summa cum laude.

About UroGen Pharma Ltd.

UroGen Pharma Ltd. (Nasdaq:URGN) is a clinical-stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology, with a focus on uro-oncology. The Company has developed RTGel™, a proprietary sustained release, hydrogel-based formulation for potentially improving therapeutic profiles of existing drugs. UroGen Pharma’s sustained release technology is designed to enable longer exposure of the urinary tract tissue to medications, making local therapy a potentially more effective treatment option. UroGen Pharma’s lead product candidates, MitoGel™ and VesiGel™, are designed to potentially remove tumors by non-surgical means and to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma and bladder cancer. UroGen Pharma is headquartered in Ra’anana, Israel and maintains a corporate office in New York City.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the clinical development and commercial prospects of the product candidates in UroGen Pharma’s pipeline, the scope and development of UroGen Pharma’s product candidate pipeline, and the ability of UroGen Pharma to become a leader in the field of uro-oncology, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: the timing and success of clinical trials and potential complications thereof; the ability to obtain and maintain regulatory approval; the labeling for any approved product; the scope, progress and expansion of developing and commercializing UroGen Pharma’s product candidates; the size and growth of the market(s) therefor and the rate and degree of market acceptance thereof vis-à-vis alternative therapies; and UroGen Pharma’s ability to attract or retain key management and personnel. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of the final prospectus for UroGen Pharma’s public offering of securities in the United States filed with the SEC on January 22, 2018 and other filings that UroGen Pharma makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and UroGen Pharma’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to UroGen Pharma as of the date of this release.

UROGEN CONTACTS:

Christine Cassiano

Corporate Affairs Officer

ChristineC@urogen.com

714-552-0326

Or

Kate Bechtold

Director, Corporate Communications & Investor Relations

KateB@urogen.com

914-552-0456

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